UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35638 / June 17, 2025

In the Matter of:

Golub Capital BDC, Inc.
Golub Capital Direct Lending Corporation
Golub Capital BDC 4, Inc.
Golub Capital Direct Lending Unlevered Corporation
Golub Capital Private Credit Fund
GBDC Holdings Coinvest, Inc.
GBDC Holdings ED Coinvest, Inc.
GBDC Quick Quack Coinvest LLC
Golub Capital BDC CLO 8 Depositor LLC
Golub Capital BDC CLO 8 LLC
GCIC Funding LLC
GCIC Holdings LLC
GCIC North Haven Stack Buyer Coinvest Inc.
GCIC Quick Quack Coinvest LLC
Golub Capital BDC CLO III Depositor LLC
Golub Capital BDC Holdings LLC
GBDC 3 Funding LLC
GBDC 3 Holdings Coinvest, Inc.
GBDC3 Quick Quack Coinvest LLC
Golub Capital 3 Holdings LLC
Golub Capital BDC 3 CLO 1 Depositor LLC
Golub Capital BDC 3 ABS 2022-1 Depositor LLC
Golub Capital BDC 3 ABS 2022-1 LLC
Golub Capital BDC 3 CLO 2 Depositor LLC
Golub Capital BDC 3 CLO 2 LLC
GDLC Funding LLC
GDLC Holdings LLC
GDLC Holdings Coinvest Inc.
GDLC Funding II LLC
Golub Capital 4 Holdings LLC
Golub Capital BDC 4 Funding LLC
Golub Capital 4 Holdings Coinvest, Inc.
GBDC 4 Funding II LLC
GBDC 4 Funding III LLC
Golub Capital Direct Lending Unlevered Holdings LLC
Golub Capital Direct Lending Unlevered Holdings Coinvest, Inc.
GCRED Holdings, LLC

Golub Capital Private Credit Fund CLO
Golub Capital Private Credit Fund CLO Depositor
GC Advisors LLC
Golub Capital LLC
GC OPAL Advisors LLC
OPAL BSL LLC (Management Series)
GC Investment Management LLC
Golub Capital Liquid Credit Advisors, LLC (Management Series)
and certain affiliated entities as described in Schedule A to the application

200 Park Avenue, 25th Floor
New York, New York 10166

812-15770

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Golub Capital BDC, Inc., et al. filed an application on April 29, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On May 22, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35606). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Golub Capital BDC, Inc., et al. (File No. 812-15770) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*